Exhibit 99.1

......... .••• .. ... WIPRO LIMITED Corporate Identification Number (CIN): L32102KA1945PLC020800 wi......... p” .:ro:if:1 ........ Registered Office: Doddakannelli, Sarjapur Road, Bengaluru—560 035, India ... ... . Tel.: +91 80 2844 0011; Email: corp-secretanal@wipro.com; Website: www.wipro.com •• Company Secretary and Compliance Officer: Mr. M Sanaulla Khan PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED (THE “COMPANY”) FOR THE BUYBACK OF EQUITY SHARES THROUGH TENDER OFFER UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018, AS AMENDED. This public announcement (the “Public Announcement”) is being made pursuant to the provisions of Regulation 7(i) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (including any statutory modification(s), amendment(s) or re-enactments from time to time) (the “Buyback Regulations”) and contains the disclosures as specified in Schedule II of the Buyback Regulations read with Schedule I of the Buyback Regulations. OFFER FOR BUYBACK OF UP TO 60,00,00,000 (SIXTY CRORE) FULLY PAID UP EQUITY SHARES HAVING FACE VALUE OF ,2/- (RUPEES TWO ONLY) EACH OF THE COMPANY (THE “EQUITY SHARES”) AT A PRICE OF ~50/-(RUPEES TWO HUNDRED AND FIFTY ONLY) PER EQUITY SHARE ON A PROPORTIONATE BASIS THROUGH THE TENDER OFFER PROCESS USING THE STOCK EXCHANGE MECHANISM. Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded-off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. 1. DETAILS OF THE BUYBACK OFFER AND OFFER PRICE 1.1 The board of directors of the Company (the “Board”, which expression shall include any committee constituted and authorized by the Board to exercise its powers), at its meeting held on April 16, 2026 (the “Board Meeting”) has, subject to the approval of the shareholders of the Company by way of a special resolution through a pasta I ballot by remote a-voting, pursuant to the provisions of Article 8.2 of the Articles of Association of the Company, Sections 68, 69, 70, 108 and 110 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014, and Rule 22 of the Companies (Management and Administration) Rules, 2014, to the extent applicable, and in compliance with the provisions of the Buyback Regulations, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended and subject to such other approvals, permissions, consents, exemptions and sanctions, as may be necessary and subject to any modifications and conditions, if any, as may be prescribed by statutory, regulatory or governmental authorities as may be required under applicable laws, approved the buyback by the Company of up to 60,00,00,000 (Sixty Crore) fully paid-up Equity Shares of ,21- (Rupees Two only) representing up to 5.72% of the total number of Equity Shares in the paid-up Equity Share capital of the Company at a price of ,2501- (Rupees Two Hundred and Fifty only) per Equity Share (the “Buyback Price”) payable in cash for an aggregate consideration of up to ,1 ,50,00,00,00,0001- (Rupees Fifteen Thousand Crore only) (the “Buyback Size”), which is 24.99% and 19.99% of the aggregate of the fully paid-up equity share capital and free reserves of the Company as per the latest audited standalone and consolidated financial statements of the Company for the year ended as on March 31, 2026, respectively, on a proportionate basis through the “tender offer’ route as prescribed under the Buyback Regulations, from al I of the shareholders of the Company who hold Equity Shares as of the Record Date (as defined below) (the “Buyback”). 1.2 In accordance with Regulation 5(via) of the Buyback Regulations, the Board may increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back provided that there is no change in the Buyback Size, till 1 working day prior to the Record Date (as defined below) fixed for the purpose of Buyback. 1.3 The Buyback is more than 10% of the total paid-up Equity Share capital and free reserves of the Company based on both standalone or consolidated financial statements of the Company as per its latest audited financial statements as of March 31, 2026, whichever is lower. Accordingly, the Company sought approval of its shareholders for the Buyback, by way of special resolution through the postal ballot notice dated April 16 2026 (the “Postal Ballot Notice”), in accordance with first proviso to Section 68(2)(b) of the Companies AcI and first proviso to Regulation 5(i)(b) of the Buyback Regulations. The shareholders of the Company approved the Buyback, by way of a special resolution, through a postal ballot by remote e-voling on May 21, 2026 and the results of which were announced on May 21, 2026. 1.4 The Buyback Size represents 24.99% and 19.99% of the aggregate of the fully paid-up Equity Share capita I and free reserves as per the latest audited standalone and consolidated financial statements, respectively of the Company as on March 31, 2026, whichever is lower, and is within the statutory limit of 25% of the aggregate total paid-up Equity Share capital and free reserves of the Company, based on both standalone and consolidated audited financial statements of the Company as of March 31, 2026, as per applicable provisions of the Companies Act and Buyback Regulations. 1.5 The Buyback Size does not include any transaction costs viz. brokerage, applicable taxes, securities transaction tax, goods and services tax, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (the “SEBI”), advisors/legal fees, intermediary fees public announcement, publication expenses, printing and dispatch expenses and other incidental and related expenses, etc. (“Transaction Costs”). 1.6 The Equity Shares are currently listed on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”) (hereinafter together referred to as the “Stock Exchanges”). The Company’s American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts (the “ADRs”), are traded in the U.S. on the New York Stock Exchange (the “NYSE”). 1. 7 The Buyback is being undertaken on a proportionate basis from the equity shareholders/ beneficial owner of Equity Shares as on Record Date, i.e., Friday, June 5, 2026 (the “Eligible Shareholders”), including: (i) the promoters and promoter group of the Company (including members thereon and their associates who hold Equity Shares or persons in control (including such persons acting in concert) who hold Equity Shares as on the Record Date; and (ii) the holders of ADSs of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such thatthey become equity shareholders of the Company as on the Record Date, through the tender offer process prescribed under Regulation 4(iv)(a) read with Regulation 9(x) of the Buyback Regulations. Additionally, the Buyback shall be, subject to applicable laws, implemented by tendering of Equity Shares by Eligible Shareholders and settlement of the same through the stock exchange mechanism as specified by SEBI in its circular bearing referenoo number CIR/CFD/POLICYCELU1/2015 dated April 13, 2015 read with the circular bearing reference number CFDIDCR2/CIR/P/2016/131 dated Decembe r 9, 2016, circular bearing reference number SEBI/HO/CFD/DCR-III/CIR/P/2021/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/PoD-2/CIR/2023135 dated March 8, 2023, as amended from time to time (collectively, the “SEBI Circulars”). In this regard, the Company will request the BSE and NSE to provide the acquisition window for facilitating tendering of Equity Shares under the Buyback. For the purposes of lhi s Buyback, the BSE will be the designated stock exchange. 1.8 Participation in the Buyback by Eligible Shareholders may trigger capital gains taxation in India and in the ir country of residence. The transaction of the Buyback would also be chargeable to securities transaction taxe s in India. In due course, the Eligible Shareholders will receive a letter of offer, which will contain a more detailed note on taxation. However, in view of the particularized nature of tax consequences, the Eligible Shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback. 1.9 A copy of this Public Announcement is available on the website of the Company at https:/lwww.wipro.comI investors/buy-back/, the website of the Manager to the Buyback www.jmfl.com and is expected to be availabl e on the website of the SEBI at www.sebi.gov.in during the period of the Buyback and on the website of the Sloe k Exchanges at www.bseindia.com and www.nseindia.com. 2. NECESSITY OF THE BUYBACK 2.1. The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedien I, effective and cost-efficient manner. The Buyback is being undertaken, inter alia, for the following reasons: (i) The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby enhancing the overall returns to shareholders; (ii) The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for Small Shareholders (as defined below). The Company believes that this reservation of up to 15% for Small Shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Sma II Shareholders” under the Buyback Regulations; (iii) The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and (iv) The Buyback gives the Eligible Shareholders the choice to either (A) participate in the Buyback an d receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post th e Buyback, without additional investment. 3. MAXIMUM NUMBER OF SECURITIES THAT THE COMPANY PROPOSES TO BUYBACK 3.1. The Company proposes to buy back up to 60,00,00,000 (Sixty Crore) fully paid-up Equity Shares of face valu e of<21- (Rupees Two only} each. 4. THE BUYBACK PRICE AND BASIS OF DETERMINING THE BUYBACK PRICE 4.1. The Equity Shares of the Company are proposed to be bought back at a price of ,250/- (Rupees Two Hundre d and Fifty only) per Equity Share. 4.2. The Buyback Price of ~501- (Rupees Two Hundred and Fifty only) per Equity Share was arrived at afte r considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) th e impact on the earnings per Equity Share. 4.3. The Buyback Price represents a premium of 16.30% over the volume weighted average market price of th e Equity Shares on the NSE for the 60 trading days preceding the date of intimation to the Stock Exchanges of th e Board Meeting to consider the proposal of the Buyback and 28.51 % over the volume weighted average markeI price of the Equity Shares on the NSE for the 1O trading days preceding the date of intimation to the Sloek Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equi ty Shares as on the trading day prior to the dale of intimation of the Board Meeting for considering the Buybac k, being April 8, 2026, was ~03.42 (Rupees Two Hundred Three and Forty-Two Paisa only) on NSE and ~03.3 o (Rupees Two Hundred Three and Thirty Paisa only) on BSE. 4.4. The Buyback Price is at a premium of 311. 77% of the book value per Equity Share of the Company, which as of March 31, 2026 was ,60.71 (Rupees Sixty and Seventy-One Paisa only) per Equity Share, on a standalon e basis. 4.5. The basic and diluted earnings per Equity Share of the Company prior lo the Buyback, for the one year ende d March 31, 2026 was ,11.59 (Rupees Eleven and Fifty-Nine Paisa only) and ,11.55 (Rupees Eleven and Fifty Five Paisa only) per Equity Share, respectively on a standalone basis. Assuming lull acceptance under th e Buyback, the basic and diluted earnings per Equity Share of the Company will be ,12.28 (Rupees Twelve an d Twenty-Eight Paisa only) and ,12.25 (Rupees Twelve and Twenty-Five Paisa only) per Equity Share post th e Buyback, respectively on a standalone basis. 4.6. The return on net worth of the Company was 19.05% for the 12 months ended March 31, 2026, on a standalon e basis, which will increase to 24.92% post the Buyback, on a standalone basis, assuming full acceptance of th e Buyback. 5. MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID Up CAPITAL AND FREE RESERVES 5.1. The maximum amount required for the Buyback will not exceed ,1 ,50,00,00,00,000/- (Rupees Fifteen Thousan d Crore only), excluding the Transaction Costs. 5.2. The maximum amount mentioned aforesaid is 24.99% and 19.99% of the aggregate of the fully paid-up Equi ty Share capital and free reserves as per the latest audited standalone and consolidated financial statements, respectively, of the Company as on March 31, 2026, whichever is lower and the same is within the prescribe d limit of 25%. 6. DETAILS OF HOLDING AND TRANSACTIONS IN THE SHARES OF THE COMPANY 6.1. The aggregate shareholding in the Company of the (i) promoter and the members of the promoter group of th e Company (the “Promoter and Promoter Group”) and persons in control, and (ii) directors of companies whic h are a part of the Promoter and Promoter Group as on the date of the Board Meeting and the Postal Ballot Nolie e, i.e., April 16, 2026, are as follows: 1. Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on th e date of the Board Meeting and the date of the Postal Ballot Notice, i.e., April 16, 2026: SI . Name of Shareholder No. of Equity % No. Shares Shareholding 1. Azim H Premji 43, 11,56,714 4.11 2. Yasmeen A Premji 51,18,756 0.05 3. Rishad Azim Premji 1,35,37,782 0.13 4. Tariq Azim Premji 1,32,38,430 0.13 5. Mr. Azim Hasham Premji Partner Representing Hasham 1,88,68,26, 730 17.99 Traders 6. Mr. Azim Hasham Premji Partner Representing Prazim 2, 16,02,97,946 20.60 Traders 7. Mr. Azim Hasham Premji Partner Representing Zash 2,20,21,33,582 21.00 Traders 8. Hasham Investment & Trading Co. Private Limited 27,11,906 0.03 9. Azim Premji Philanthropic Initiatives Private Limited11i 2, 77,24,830 0.26 10. Azim Premji Trus1121 68,03,85,966 6.49 11. Prazim Trading and Investment Company Private Limited 19,37,08,256 1.85 Total 7,61,68,40,898 72.62 Note: 1. Mr. Azim H Premji has disclaimed the beneficial ownership of Equity Shares held by Azim Premji Philanthropic Initiatives Private Limited. 2. Mr. Azim H Premji has disclaimed the beneficial ownership of Equity Shares held by Azim Premji T!Ust. 2. Aggregate shareholding of the Directors of Companies which are a part of the Promoter and Promoter Group, as on the date of the Board Meeting and the date of the Postal Ballot Notice, i.e., April 16, 2026: SI. Name of Shareholder No. of Equity % No. Shares Shareholding 1. Azim H Premji 43, 11,56,714 4.11 2. Rishad Azim Premji 1,35,37,782 0.13 3. Tariq Azim Premji 1,32,38,430 0.13 4. Yasmeen A Premji 51,18,756 0.05 5. Tekkethalakal K Kurien 16,11,880 0.02 6. DeepakJain 2,50,258 0.00 7. Srinivasan Pagalthivarthi 1,70,888 0.00 8. Anurag Behar 1,60,122 0.00 9. Lakshminarayana Kollengode Ramanathan 35,016 0.00 10. Ayyagari Lakshmanarao 32,410 0.00 11. Bhoopalam Chandrashekharaiah Prabhakar 20,800 0.00 Total 46,53,33,056 4.44 3. Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of companies which are a part of the Promoter and Promoter Group of the Company during a period of 6 months preceding the date of the Board Meeting at which the Buyback was approved and the date of the Postal Ballot Notice, i.e., April 16, 2026: a. Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control: NIL b. Aggregate shares purchased or sold by the Directors of Companies which are part of the Promoter and Promoter Group: 1. Ayyagari Lakshmanarao Name of the Aggregate Nature of Maximum Date of Minimum Date of Promoter number transaction Price per Maximum Price per Minimum Company of shares Share(<) Price Share Price purchased/ (<) sold Hasham 4,850 Sale 270.90 08-Jan- 261.35 08-Jan-Investment 2026 2026 and Trading Co Private Limited and Prazim 1,150 Sale 268.88 26-Dec- 265.74 26-Dec-Trading and 2025 2025 Investment Company Private Limited 7. INTENTION OF THE PROMOTER AND PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO PARTICIPATE IN THE BUYBACK 7.1. In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have an option to participate in the Buyback. In this regard, the Promoter and Promoter Group entities and persons in control of the Company have expressed their intention to partbpate in the Buyback vide their letters dated April 16, 2026 and may tender up to an aggregate maximum of 7,44,77,75,834 (Seven Hundred Forty Four Crore Seventy Seven Lakh Seventy Five Thousand Eight Hundred and Thirty Four) Equity Shares or such lower number of Equity Shares in accordance with the provisions of the Buyback Regulations. Please see below the maximum number of Equity Shares to be tendered by each of the Promoter and Promoter Group as well as persons in control of the Company: SI. Name of the Promoter and Promoter Group entity Maximum No. of Equity No. Shares intended to be offered 1. Azim H Premji 26,20,91,650 2. Yasmeen A Premji 51,18,756 3. Rishad Azim Premji 1,35,37,782 4. Tariq Azim Premji 1,32,38,430 5. Mr. Azim Hasham Premji Partner Representing Hasham Traders 1,88,68,26, 730 6. Mr. Azim Hasham Premji Partner Representing Prazim Traders 2, 16,02,97,946 7. Mr. Azim Hasham Premji Partner Representing Zash Traders 2,20,21,33,582 8. Hasham Investment and Trading Co. Private Limited 27,11,906 9. Azim Premji Philanthropic Initiatives Private Limited 1 11 2,77,24,830 10. Azim Premji Trust 1 21 68,03,85,966 11. Prazim Trading and Investment Company Private Limited 19,37,08,256 Total 7,44,77,75,834 Note: 1. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited. 2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji T1Ust . 7.2. The Buyback will not result in any benefit to the Promoter and Promoter Group or any Directors of the Company except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the equity share capital of the Company post Buyback. 7.3. The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below: (i) Azim H Premji Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other (<) Price(<) than cash etc.) August 24, 2005 Bonus 35,21,332111 2 -June 17, 2010 Bonus 2,46,82, 160 2 -June 15, 2017 Bonus 6,17,05,400 2 -March 8, 2019 Bonus 4, 11,36,933 2 -December 10, 2024 Bonus 13, 10,45,825 2 - Total 26,20,91,650 Note: 1. Out of originally allotted 1,85, 11,620 Equity Shares of ,21- each as bonus, an aggregate of 47,60, 108 Equity Shares were tendered and accepted pursuant to the buyback by the Company on July 4, 2023 at a price o/<4451-per Equity Share. Further, on January 20, 2024, an aggregate of 1,02,30, 180 Equity Shares of<21- each were gifted to Rish ad Azim Premji and Tariq Azim Premji, part of the promoter group. (ii) Yasmeen A Premji Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other (<) Price(<) than cash etc.) June 29, 2004 Bonus 34,402111 2 August 24, 2005 Bonus 3,28,800 2 June 17, 2010 Bonus 4,25,066 2 June 15, 2017 Bonus 10,62,666 2 March 8, 2019 Bonus 7,08,444 2 December 10, 2024 Bonus 25,59,378 2 Total 51,18,756 Note: 1. Originally allotted 2, 19,200 Equity Shares of ,21- each as bonus. An aggregate of 1,44,006 Equity Shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of<3251- per Equity Share, of which 54,406 Equity Shares were part of this allotment. Further, on July 4, 2023, an aggregate of 1,30,392 Equity Shares of<2/- each were tendered and accepted pursuant to the buyback by the Company at a price o/<4451- per Equity Share (iii) Rishad Azim Premji Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other (<) Price(<) than cash etc.) August 24, 2005 Bonus 1,30,69211) 2 June 17, 2010 Bonus 3,78,666 2 June 15, 2017 Bonus 6,86,666 2 March 8, 2019 Bonus 4,57,777 2 January 20, 2024 Gift from Mr. Azim 51,15,090 2 H Premji December 10, 2024 Bonus 67,68,891 2 Total 1,35,37,782 Note: 1. Originally allotted 3,09,000 Equity Shares of<21- each as bonus, out of which an aggregate of 93,052 Equity Shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price o/<3251- per Equity Share. Further, on July 4, 2023, an aggregate of 84,256 Equity Shares of<21- each were tendered and accepted pursuant to the buyback by the Company at a price o/<4451- per Equity Share. (iv) Tariq Azim Premji Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other (<) Price(<) than cash etc.) June 29, 2004 Bonus 11,073111 2 August 24, 2005 Bonus 79,500 2 June 17, 2010 Bonus 1,06,000 2 June 15, 2017 Bonus 2,65,000 2 March 8, 2019 Bonus 1,76,666 2 September 13, 2021 Market Purchase 8,65,886121 2 667.76 January 20, 2024 Gift from Mr. Azim 51,15,090 2 H Premji December 10, 2024 Bonus 66,19,215 2 Total 1,32,38,430 Note: 1. Originally allotted 53,000 Equity Shares of<21- each as bonus. An aggregate of 35,911 Equity Shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of<3251- per Equity Share, of which 9,411 Equity Shares were part of this allotment. Further, on July 4, 2023, an aggregate of 76,630 Equity Shares of <21- each were tendered and accepted pursuant to the buyback by the Company at a price of<4451- per Equity Share, of which 32,516 Equity Shares were part of this allotment. 2. Originally acquired 9, 10,000 Equity Shares of<21- each on September 13, 2021. On July 4, 2023, an aggregate of 76,630 Equity Shares of ,21- each were tendered and accepted pursuant to the buyback by the Company at a price of<4451- per Equity Share, of which 44,114 Equity Shares were part of this allotment. (v) Mr. Azim Hasham Premji Partner Representing Hasham Traders Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other (<) Price(<) than cash etc.) August 24, 2005 Bonus 6, 19,49,750111 2 June 17, 2010 Bonus 20,37,03,6161’1 2 June 15, 2017 Bonus 37,09,56,000 2 March 8, 2019 Bonus 24, 73,03,999 2 December 10, 2024 Bonus 88,39, 13,365 2 June 9, 2025 Block Trade inter- 11,90,00,000 2 250 Cash se purchase from Azim Premji Trust Total 1,88,68,26,730 Note: 1. Out of the originally allotted 15,34,50,000 Equity Shares of<2/- each as bonus as of August 24, 2005, an aggregate of 5,02,69,956 Equity Shares were accepted on September 9, 2019 pursuant to the buyback by the Company at a price of ,3251- per Equity Share. Further, an aggregate of 1,00,00,000 Equity Shares were tendered and accepted on January 15, 2021 pursuant to the buyback by the Company at a price of<400 per Equity Share. Further, on July 4, 2023, an aggregate of 3, 12,30,294 Equity Shares were tendered and accepted pursuant to the buy back by the Company at ,4451- per Equity Share. 2. Out of the originally allotted 21, 75,06,000 Equity Shares of<21- each as bonus as of June 17, 2010, an aggregate of 1,38,02,384 Equity Shares were tendered accepted on July 4, 2023, pursuant to the buy back by the Company at< 4451- per Equity Share. (vi) Mr. Azim Hasham Premji Partner Representing Prazim Traders Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other (<) Price(<) than cash etc.) June 29, 2004 Bonus 75,44,420111 2 August 24, 2005 Bonus 5,41,69,500121 2 June 17, 2010 Bonus 20, 18, 79,69213) 2 March 19, 2013 Block Trade inter- 72, 10,711141 2 440.05 Cash se purchase from Hasham Traders June 15, 2017 Bonus 45,29,06, 791 2 March 8, 2019 Bonus 29,69,37,859 2 December 10, 2024 Bonus 1,02,06,48,973 2 June 9, 2025 Block Trade inter- 5,95,00,000 2 250 Cash se purchase from Azim Premji Trust June 11, 2025 Block Trade inter- 5,95,00,000 2 258.99 Cash se purchase from Azim Premji Trust Total 2, 16,02,97,946 Note: 1. Out of originally allotted 6,39,99,500 Equity Shares of<21- each as bonus as of June 29, 2004, a. An aggregate of 1,50,00,000 Equity Shares were sold on December 20, 2017, of which 98,30,000 Equity Shares were out of this allotment b. An aggregate of 6,03,59, 126 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of<3251- per Equity Share, of which 2,44,69, 195 Equity Shares were out of this allotment. C. An aggregate of 5,42,89,214 Equity Shares were tendered and accepted pursuant to the buyback by the Company on July 4, 2023 at a price o/<4451- per Equity Share, of which 2,21,55,885 Equity Shares were out of this allotment. 2. Out of originally allotted 16,25,08,500 Equity Shares of<21- each as bonus, a. An aggregate of 1,50,00,000 Equity Shares were sold on December 20, 2017, of which 51, 70,000 Equity Shares were out of this allotment. b. An aggregate of 6,03,59, 126 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of<3251- per Equity Share, of which 3,45, 72,622 Equity Shares were out of this allotment. C. 75,00,000 Equity Shares were tendered and accepted pursuant to the buyback by the Company on January 15, 2021 at a price of< 400/- per Equity Share. d. An aggregate of 5,42,89,214 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price o/<4451- per Equity Share on July 4, 2023, of which 3,09,40,558 Equity Shares were from this allotment. e. Further, an aggregate of 4,49,54, 128 Equity Shares were sold by way of block trade on November 8, 2024 at a price of ,560/- per Equity Share, of which 3,01,55,820 Equity Shares, pertains to this allotment. 3. Out of originally allotted 21,66,78,000 Equity Shares of<21- each as bonus, an aggregate of 4,49,54, 128 Equity Shares were sold by way of block trade on November 8, 2024 at a price of ,560/- per Equity Share, of which 1,47,98,308 Equity Shares, pertains to this allotment. 4. Out of originally acquired 97,20, 791 Equity Shares of ,21- each through inter-se purchase from Hasham Traders, a. 13, 17,309 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of<3251- per Equity Share. This is part of the aggregate of 6,03,59, 126 Equity Shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price o/<3251- per Equity Share. b. 11,92, 771 Equity Shares were tendered and accepted pursuant to the buyback by the Company on July 4, 2023 at a price of<4451 —per Equity Share. This is part of the aggregate of 5,42,89,214 Equity Shares tendered and accepted on July 4, 2023 pursuant to buyback by the Company at a price of< 4451- per Equity Share. (vii) Mr. Azim Hasham Premji Partner Representing Zash Traders Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other (<) Price(<) than cash etc.) June 29, 2004 Bonus 75,26,496 1 11 2 August 24, 2005 Bonus 5,69,66, 737121 2 June 17, 2010 Bonus 21,61,63,200 2 March 19, 2013 Block Trade inter- 72, 10, 710131 2 440.05 Cash se purchase from Hasham Traders June 15, 2017 Bonus 45,16,19,790 2 March 8, 2019 Bonus 30,10,79,858 2 December 10, 2024 Bonus 1,04,05,66,791 2 June 11, 2025 Block Trade inter- 12, 10,00,000 2 258.99 Cash se purchase from Azim Premji Trust Total 2,20,21,33,582 Contd.

Note: 1. Out of originally allotted 6,36, 13,400 Equity Shares oft21- each as bonus as of June 29, 2004, a. An aggregate of 6, 12,01,078 Equity Shares were tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price oft325/- per Equity Share. Of which 3,39,83,659 Equity Shares pertains to this allotment. b. On July 4, 2023, an aggregate of 5,50,51,569 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price oft445/-per Equity Share. Of which, an aggregate of 2,21,03,245 Equity Shares pertains to this allotment. 2. Out of originally allotted 16,21,22,400 Equity Shares oft21- each as bonus, as of August 24, 2005: a. 2,59,00, 110 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price oft325/- per Equity Share. This is part of the aggregate of 6, 12,01,078 Equity Shares tendered and accepted pursuant to buyback by the Company on September 9, 2019, at a price oft325/- per Equity Share. b. 75,00,000 Equity Shares were tendered and accepted pursuant to the buyback by the Company on January 15, 2021, al a price of<400/- per Equity Share. c. 4,00,00, 000 equity shares were sold by way of block trade on November 8, 2024 at a price oft560/- per Equity share. d. On July 4, 2023, an aggregate of 5,50,51,569 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price of<4451 - per Equity Share. Of which, an aggregate of 3, 17,55,553 Equity Shares forming part of this allotment. 3. Out of originally acquired 97,20, 790 Equity Shares of ?21- each through inter-se purchase from Hasham Traders, 13, 17,309 Equity Shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019, at a price of<325/- per Equity Share. This is part of the aggregate of 6, 12,01,078 Equity Shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price oft325/- per Equity Share. On July 4, 2023, an aggregate of 5,50,51,569 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price oft445/-per Equity Share. Of which, an aggregate of 11,92,771 Equity Shares forming part of this allotment. (viii) Hasham Investment and Trading Co. Private Limited Date of Nature of No. of Face Issue/ Consideration Transaction Transaction Equity Value Acquisition (Cash, other Shares m Price(?) than cash etc.) July 7, 2015 Shares received 4, 17,623(11 2 under court approved scheme of amalgamation June 15, 2017 Bonus 5,62,998 2 March 8, 2019 Bonus 3,75,332 2 December 10, 2024 Bonus 13,55,953 2 Total 27,11,906 Note: 1. Originally received 5, 62,998 Equity Shares of ?21- each under court approved scheme of amalgamation, out of which an aggregate of 76,294 Equity Shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price oft325/- per Equity Share. Further, on July 4, 2023, an aggregate of 69,081 Equity Shares were tendered and accepted pursuantto the buyback by the Company at a price of?445/- per Equity Share. (ix) Azim Premji Philanthropic Initiatives Private Limited Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other m Price(?) than cash etc.) June 15, 2017 Bonus 86,60,363111 2 March 8, 2019 Bonus 52,02,052 2 December 10, 2024 Bonus 1,38,62,415 2 Total 2,77,24,830~1 Note: 1. Originally allotted 1,00,69,955 Equity Shares of<21- each as bonus, out of which an aggregate of 51,82, 115 Equity Shares were accepted on January 15, 2021 pursuant to the buyback by the Company at a price oft400/- per Equity Share of which 7,03,344 Equity Shares was part of this allotment. Further, on July 4, 2023, an aggregate of 7,06,248 Equity Shares were tendered and accepted pursuant to the buyback by the Company at a price oft445/- per Equity Share. 2. Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by Mis Azim Premji Philanthropic Initiatives Private Limited. (x) Azim Premji Trust Date of Nature of No. of Equity Face Issue/ Consideration Transaction Transaction Shares Value Acquisition (Cash, other m Price(?) than cash etc.) March 8, 2019 Bonus 14,87,92,98311 1 2 December 10, 2024 Bonus 53, 15,92,983 2 Total 68,03,85,9661’1 Note: 1. Originally allotted 20,61,53,875 Equity Shares of ?21- each as bonus on March 8, 2019. An aggregate of 18,05,00,000 Equity Shares were transferred on June 11, 2025 inter-se to promoters Prazim Traders, and lash Traders, of which 5, 73, 60,892 Equity Shares were out of this allotment. 2. Mr. Azim H Premji has disclaimed the beneficial ownership of shares held by Mis. Azim Premji Trust. (xi) Prazim Trading and Investment Company Private Limited Date of Nature of No.of Face Issue/ Consideration Transaction Transaction Equity Value Acquisition (Cash, other Shares (?) Price(?) than cash etc.) November 8, 2024 Block Trade inter- 8,49,54, 128 2 560 Cash se purchase from Prazim Traders and Zash Traders December 10, 2024 Bonus 8,49,54, 128 2 June 9, 2025 Block Trade inter- 2,38,00,000 2 250 Cash se purchase from Azim Premji Trust Total 19,37,08,256 8. CONFIRMATIONS FROM THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT 1. all the Equity Shares of the Company are fully paid-up; 2. the Company shall not issue any Equity Shares or specified securities including by way of bonus issue till the expiry of the Buyback Period, i.e., the period commencing from the date of declaration of results of the postal ballot for special resolution i.e., May 21, 2026, until the date on which the payment of consideration to the Eligible Shareholders who have accepted the Buyback will be made, except in discharge of subsisting obligations through conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares. As of the date of this Public Announcement, the Company has 9, 12,03,496 (Nine Crore Twelve Lakh Three Thousand Four Hundred and Ninety Six only) Restricted Stock Units (“RSUs”) and American Depository Securities—Restricted Stock Units (“ADS-RSUs”), which the Company may honour under its RSU and ADS-RSU schemes, respectively. Further, there is no potential impact of subsisting obligations. 3. the Company shall not make any further issue of the same kind of Equity Shares or other securities including allotment of new Equity Shares under Section 62(1)(a) of the Companies Act or other specified securities within a period of 6 (six) months after the completion of the Buyback except by way of bonus shares or Equity Shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares; 4. except in discharge of its subsisting obligations, the Company shall not raise further capital for a period of either 6 months or 1 year, as the case may be, under the Companies Act and Buyback Regulations, respectively, from the expiry of the Buyback Period; 5. the Company has not completed a buyback of any of its securities during the period of 1 year reckoned from the date of expiry of Buyback Period of the preceding offer of buyback; 6. the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or till the Equity Shares become transferable; 7. the Company shall not buyback its Equity Shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback; 8. there are no defaults subsisting in the repayment of any deposits (including interest payable thereon), redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any financial institution or banks (including interest payable thereon); 9. the Company has been in compliance with Sections 92, 123, 127 and 129 of the Companies Act; 10. the aggregate amount of the Buyback i.e. up to ?1 ,50,00,00,00,000/- (Rupees Fifteen Thousand Crore only) does not exceed 25% of the aggregate of the total paid-up capital and free reserves of the Company as per the latest audited standalone and consolidated financial statement of the Company as on March 31,2026; 11. the maximum number of Equity Shares proposed to be purchased under the Buyback, up to 60,00,00,000 (Sixty Crore) Equity Shares, does not exceed 25% of the total number of Equity Shares in the paid-up Equity Share capital as per the latest audited standalone and consolidated financial statements of the Company as on March 31, 2026; 12. the Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback Period; 13. the Company shall not withdraw the Buyback offer after this Public Announcement of the offer of the Buyback is made; 14. the consideration for the Buyback shall be paid by the Company only in cash; 15. there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act as on date; 16. in accordance with Regulation 5(i)(c) and Clause (xii) of Schedule I of the Buyback Regulations, the Company shall not undertake the Buyback unless it has obtained the prior consent of its lenders in case of a breach of any covenant with such lenders. The Company confirms that covenants with lenders are not being breached pursuant to the Buyback; 17. the Company shall earmark and make arrangements for adequate sources offunds for the purpose of the Buyback in accordance with the Buyback Regulations; 18. the Company shall comply with the statutory and regulatory timelines in respect of the Buyback in such manner as prescribed under the Companies Act and/or the Buyback Regulations and any other applicable laws; 19. the Company shall not utilize any money borrowed from banks or financial institutions for the purpose of buying back its Equity Shares; 20. the Buyback shall not result in delisting of the Equity Shares from the Stock Exchanges; 21. the Company shall transfer from its free reserves or securities premium account and/or such other sources as may be permitted by law, a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the capital redemption reserve account and the details of such transfer shall be disclosed in its subsequent audited financial statements; 22. as per Regulation 24(i)(e) of the Buyback Regulations, the promoters and members of promoter group, and their associates, other than the Company, shall not deal in the Equity Shares or other specified securities of the Company either through the stock exchanges or off-market transactions (including inter se transfer of Equity Shares) among the promoters and members of promoter group) from the date of the special resolution approving the Buyback till the closing of the Buyback offer 23. the Company shall ensure consequent reduction of its share capital post Buyback and the Equity Shares bought back by the Company will be extinguished and physically destroyed (if applicable) in the manner prescribed under the Buyback Regulations and the Companies Act, including the rules made thereunder, within the specified timelines; 24. the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback based on both standalone and consolidated financial statements of the Company, whichever is lower and 25. the Company shall not directly or indirectly purchase its Equity Shares through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies. 9. CONFIRMATION BY THE BOARD The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion: 1. that immediately following the date on which the Board Meeting is convened, i.e. April 16, 2026 or following the date on which the result of shareholders’ resolution will be declared {the “Postal Ballot Resolution”), approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts; 2. that as regards the Company’s prospects for the year immediately following the date on which the Board Meeting is convened, i.e. April 16, 2026 or date of declaration of results of the Postal Ballot Resolution that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board Meeting i.e. April 16, 2026 or the date of declaration of results of Postal Ballot Resolution; and 3. that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities). 10. INFORMATION FOR ADS HOLDERS (i) Equity Share Withdrawal As previously discussed in the notices to ADS holders made available on the Company’s website on April 21, 2026 holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the Record Date. They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the Record Date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as theADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than three New York business days prior to the Record Date (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. The process to set up a Brokerage Account may be a lengthy process. and must be completed sufficiently prior to the Record Date such that any holder of ADSs that wishes to participate in the Buyback may effect an Equity Share Withdrawal no later than 3 (three} New York business days prior to the Record Date. A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order. The Depositary will charge such holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therellith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India. The Depositary will on a best efforts basis endeavor to deliver the Equity Shares to your Brokerage Account in India. If they are not able to do so for whatever reason, they will not be liable for any losses you face in this regard. You must be a holder of Equity Shares as of the Record Date to participate in the Buyback. Equity Shares trade on the Stock Exchanges and cannot be traded on the NYSE. Due to uncertainties under India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares back into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected. (ii) Buyback Price and Foreign Exchange Considerations The Buyback Price is at a premium of 15.22% over the volume weighted average price of an ADS on the NYSE for the 60 trading days preceding the date of the notice to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback, i.e., April 9, 2026. The Buyback Price is at a premium of 26.67% over the volume weighted average market price of an ADS on the NYSE for 1O trading days preceding the date of intimation of record date to NYSE for the limited purpose of determining the eligibility of ADS holders to vote on the Postal Ballot for approving the Buyback i.e., April 9, 2026. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of ~2.25 (Rupees Ninety-Two and Twenty-Five Paisa only) per USD as published by the Federal Reserve Board of Governors on April 8, 2026. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback. Participating in the Buyback may result in ADS holders receiving less proceeds than what could be obtained by selling ADSs on the NYSE. (iii) Tax and Regulatory Considerations The taxation in India occurs at two potential stages. The law in India has recently changed, shifting the tax burden from the company to the shareholder: (A) Stage 1: Conversion of ADSs to Equity Shares There are no specific tax provisions in India that clarify the tax consequences of converting ADSs into underlying Equity Shares. The prevailing view is this conversion is merely a change in the form of holding and not a “transfer’ for tax purposes. If this view holds, the conversion itself should nottrigger a capital gains tax liability in India. This interpretation is not legally settled and has not been tested in court of law. Therefore, the risk of the tax authorities taking a contrary view cannot be entirely ruled out. (B) Stage 2: Sale of Equity Shares pursuant to Buyback This is a taxable event in India. Under the new tax regime (effective from the financial year 2026-27), shareholders are liable to pay capital gains tax. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares. Special notice to security holders in the United States The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable. (iv) Documents on Display The Company is subject to the reporting and other informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (“SEC”), which can be inspected and its copies can be obtained at the prescribed rates from the Public Reference Section of the facility maintained by the SEC at 100 F Street, NE, Washington D.C, 20549. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. If you have any questions regarding the Equity Share Withdrawal or the Buyback, please call the Company at +91-80-2844 0011. Please do not call the Depositary with any questions related to the Buyback or any matter related to opening accounts in India. Registered holders may, however, contact the Depositary about the procedure related to the cancellation of their ADSs. Those holding ADSs through a bank, broker or other nominee must contact such bank, broker or nominee with any questions they may have related to such cancellation procedures. 11. REPORT BYTHE COMPANY’S STATUTORY AUDITOR The text of the report dated April 16, 2026 of Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board is reproduced below: To, The Board of Directors Wipro Limited Doddakannelli, Sarjapur Road, Bangalore—560 035 Dear Sirs/Madam, Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (“the Company”) in terms of clause (xi) of Schedule I of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 as amended (the “Buyback Regulations”). 1. This Report is issued in accordance with the terms of our engagement letter dated July 15, 2025. 2. The Board of Directors of Wipro Limited (“Company”) have approved a proposal for Buyback of equity shares by the Company (subject to the approval of its shareholders) at its meeting held on April 16, 2026 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 as amended (“the Act”) and the Buyback Regulations. 3. We have been requested by the Management of the Company to provide a report on the accompanying “Statement of Permissible Capital Payment (including premium) (“Annexure A”) as at March 31, 2026”, hereinafter referred to as the “Statement” prepared by the management of the Company, which we have initialed for identification purposes only. Management’s Responsibility for the Statement 4. The preparation of the Statement in accordance with Section 68(2) of the Act, Regulation 4(i) of the Buyback Regulations and in compliance with the Buyback Regulations, is the responsibility of the Management of the Company, including the computation of the amount of the permissible capital payment (including premium), the preparation of the Statement and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation and making estimates that are reasonable in the circumstances. Auditors’ Responsibility 5. Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide reasonable assurance that: we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2026. ii. the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2026 in accordance with Section 68(2)(b) and 68(2)(c) of the Act, Regulations 4(i) and Regulation 5(i){b) of the Buyback Regulations. iii. the Board of Directors of the Company, in their meeting held on April 16, 2026, have formed the opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from aforesaid date and from the date on which results of passing of the Board resolution dated April 16, 2026 as well as for a period of one year immediately following the date of passing the special resolution with regard to the proposed buyback. 6. The audited interim condensed standalone and consolidated financial statements referred to in paragraph 5 above have been audited by us, on which we have issued an unmodified audit opinion vide our reports dated April 16, 2026. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act (the ‘standards”) and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (the ‘ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. 7. We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the ICAI (“Guidance Nole”) and standards of auditing specified under Section 143(10) of the Act, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI. 8. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements. Opinion 9. Based on inquiries conducted and our examination as above, we report that: We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2026 which have been approved by the Board of Directors of the Company on April 16, 2026. ii. The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith as Annexure A, in our view has been properly determined in accordance with the provisions of Section 68(2)(b) and 68(2)(c) of the Act, Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted and computed from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the three months and year ended March 31, 2026. iii. The Board of Directors of the Company, in their meeting held on April 16, 2026 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code, 2016 within a period of one year from the date of passing the Board Resolution dated April 16, 2026 as well as for a period of one year immediately following the date of passing of the results of the shareholders’ resolution with regard to the proposed buyback are passed. Restriction on Use 10. This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act, and the buyback Regulations, (ii) lo enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to JM Financial Limited (‘~he managers”), each for the purpose of buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this certificate is shown or into whose hands it may come without our prior consent in writing. For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No.117366W/W-100018) Sd/-Satish Vaidyanathan Partner Membership No. 217042 UDIN: 26217042TYGQMD7224 Place: Bengaluru Date: April 16, 2026 AnnexureA Statement of Permissible Capital Payment (including premium) Computation of amount of permissible capital payment towards buyback of Equity Shares in accordance with Section 68(2) of the Companies Act, 2013 and the Buyback Regulations based on audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2026: Particulars Amount Amount (In Rs. Millions) (In Rs. Millions) Standalone Consolidated Paid-up Equity Share Capital as at March 31, 2026 (A) 20,977 20,977 Free Reserves as at March 31, 2026 - Retained Earnings 575,547 723,024—Securities Premium Reserve 5,770 6,229 Total Free Reserves (B) 579,317 729,253 Total paid up equity share capital and free reserves (A+ B) 600,294 750,230 Maximum amount permissible for the buyback i.e. lower of 25% of total paid-up equity capital and free reserves of standalone and consolidated 150,073 financial statements ‘excludes adjustments in accordance with section 2(43) of the Companies Act, 2013 aggregating Rs. 5,646 million in Standalone and Rs.8,249 million in Consolidated retained earnings as at March 31, 2026. 12. RECORD DATE AND SHAREHOLDER’S ENTITLEMENT 12.1. As required under the Buyback Regulations, the Company has fixed Friday, June 5, 2026 as the record date (the “Record Dale”) for determining the entitlement and the names of the shareholders, who are eligible to participate in the Buyback. Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must take certain actions prior to the Record Date. For additional details concerning participation in the Buyback by ADS holders, see paragraph 10 above entitled “Information for ADS Holders”. Eligible Shareholders will receive a letter of offer along with a Tender/offer form indicating their entitlement. 12.2. As per the Buyback Regulations and such other circulars or notifications, as may be applicable, in due course, Eligible Shareholders will receive a letter of offer in relation to the Buyback (“Letter of Offer”) along with a tender offer form indicating the entitlement of the Eligible Shareholder for participating in the Buyback. As required under the Buyback Regulations, the dispatch of the Letter of Offer shall be through electronic mode in accordance with the provisions of the Companies Act within 2 working days from the Record Date. If the Company receives a request from any Eligible Shareholder to receive a copy of the letter of offer in physical form, the same shall be provided. 12.3. The Equity Shares to be bought back as part of the Buyback are divided into two categories: (i) A reserved category for small shareholders (defined hereinafter); and (ii) A general category for all other shareholders. 12.4. As defined in Regulation 2(i)(n) of the Buyback Regulations, a “Small Shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on the stock exchange having highest trading volume as on the Record Date, of not more than ~.00,000/- (Rupees Two Lakh only). 12.5. In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the Record Date, whichever is higher, shall be reserved for the Small Shareholders as part of this Buyback. 12.6. Based on the holding on the Record Date, the Company will determine the entmement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs. In accordance with Regulation 9(ix) of the Buyback Regulations, in order lo ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such shareholders with a common Permanent Account Number (the “PAN”) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the Equity Shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the Equity Shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholder records received from from Central Depository Services (India) Limited (“CDSL”) or National Securities Depository Limited (“NSDL, and together with CDSL, “Indian Depository”). 12.7. After accepting the Equity Shares tendered on the basis of entitlement, the Equity Shares left to be bought back, if any, in one category shall first be accepted, in proportion to the Equity Shares tendered over and above their entitlement in the offer by Eligible Shareholders in that category, and thereafter from Eligible Shareholders who have tendered over and above their entitlement in the other category. 12.8. The participation of Eligible Shareholders in the Buyback is voluntary. Eligible Shareholders holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders holding Equity Shares of the Company may also accept a part of their entitlement. Eligible Shareholders holding Equity Shares of the Company also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other shareholders, if any. Contd.

12.9. The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the Eligible Shareholder as on the Record Date. In case the Eligible Shareholders hold Equity Shares through multiple demat accounts, the tender through demat account cannot exceed the number of Equity Shares held in that demat account. 12.10. The Equity Shares tendered as per the entitlement by Eligible Shareholders holding Equity Shares of the Company as well as additional Equity Shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. The settlement of the tenders under the Buyback will be done as per the SEBI Circular on “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers Buy Back and De/isling”. 12.11. Participation in the Buyback by shareholders may trigger tax on the consideration received on Buyback by them. Pursuant to amendments effective April 1, 2026, the tax on income from the buyback of shares is now levied directly on the shareholders. Previously from October 1, 2024, until March 31, 2026, buyback proceeds were fully taxed as deemed dividends at the shareholder’s applicable slab rates. The original cost of acquiring the shares is recognized as a capital loss, which be set off against other capital gains. Here are the key features of the new system: Aspect Details Tax Incidence The tax is now payable by the shareholders on the gains made from the buyback, not by the Company Nature of Income The income is treated as Capital Gains in the hands of the shareholder. Computation of Capital Gains are calculated as the difference between the buyback price offered by Gains the Company and the shareholder’s original cost of acquiring the shares. Applicable Tax Rate The rate depends on the holding period: • Long-Term Capital Gains (LTCG); For shares held over 12 months, a rate of 12.5% is applicable (with an exemption up to t1 .25 lakhs). • Short-Term Capital Gains (STCG): For shares held for 12 months or less, the gains are taxed at applicable slab rates 12.12. Detailed InstructIons for participation In the Buyback (tender of Equity Shares m the Buyback) as well as the relevant timetable will be included in the Letter of Offer to be sent in due course to the Eligible Shareholders. 13. PROCESS AND METHODOLOGY FOR BUYBACK 13.1. The Buyback is open to all Eligible Shareholders (including holders of ADSs who submit the desired number of ADSs to the Depositary for cancellation and withdraw the underlying Equity Shares from the ADR program no later than 12:00 p.m. Eastern Time on June 5, 2026) of the Company, holding Equity Shares either in physical or dematerialized form on the Record Date. 13.2. The Buyback shall be implemented as per the SEBI Circular on “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buy Back and De/isling” and following the procedure prescribed in the Companies Act and the Buyback Regulations, and as may be determined by the Board and on such terms and conditions as may be permitted by law from time to time. 13.3. For implementation of the Buyback, the Company has appointed JM Financial Services Limited as the registered broker to the Company (the “Company’s Broker”) to facilitate the process of tendering of Equity Shares through the stock exchange mechanism for the Buyback through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows: JM Financial Services Limited, 5th Floor, energy, Appasaheb Marathe Marg, Prabhadevi. Mumbai—400025, India Tel: +91 22 6704 3458; Fax: +91226704 3136 Contact Person: Mr. Divyesh Kapadia; Tel.: +91 22 6704 0404 Email: Divyesh.Kapadia@jmfl.com Website: www.jmfinancialservices.in SEBI Registration Number: INZ000195834 Corporate Identification Number: U67120MH1998PLC115415 Member Code: (NSE)10548; (BSE)325 13.4. The Company will request both Stock Exchanges to provide a separate acquisition window (the “Acquisition Window”) to facilitate placing of sell orders by Eligible Shareholders who wish to tender Equity Shares in the Buyback. BSE will be lhe designated stock exchange for lhe purpose of this Buyback. The details of the Acquisition Window will be specified by the Stock Exchanges from time to time. 13.5. During the tendering period, the order for selling the Equity Shares will be placed in the Acquisition Window by Eligible Shareholders through their respective stockbrokers (the “Stockbrokers”) during normal trading hours of lhe secondary market. Stockbrokers may enter orders for demat shares as well as physical shares. 13.6. In the event the Stockbroker of any Eligible Shareholder is not registered wilh BSE as a trading member/ stock broker, then that Eligible Shareholder can approach any BSE registered stock broker and can register themselves by using quick unique client code (the “UCC”) facility through the registered stock broker (after submitting all details as may be required by such registered stock broker in compliance with applicable law). In case the Eligible Shareholders are unable to register using UCC facility through any other registered broker, Eligible Shareholders may approach Company’s Broker to place their bids, subject to completion of know your customer requirements as required by the Company’s Broker. 13.7. Modification/ cancellation of orders and multiple bids from a single Eligible Shareholder will only be allowed during the tendering period of the Buyback. Multiple bids made by a single Eligible Shareholder for selling Equity Shares shall be clubbed and considered as “one bid” for the purposes of acceptance. 13.8. The cumulative quantity tendered shall be made available on the website of the Stock Exchanges throughout the trading sessions and will be updated at specific intervals during the tendering period. 13.9. Further, the Company will not accept Equity Shares tendered for Buyback which are under restraint order of the court/ any other competent authority for transfer/ sale and/ or title in respect of which is otherwise under dispute or where loss of share certificates has been notified to the Company and the duplicate share certificates have nol been issued either due lo such request being under process as per the provisions of law or otherwise. 13.10. The Buyback from the Eligible Shareholders who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign portfolio investors, non-resident Indians, members of foreign nationality, if any, shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 2025 and rules and regulations framed thereunder, as applicable, and also subject to the receipUprovision by such Eligible Shareholders of such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the Reserve Bank of India under the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any. 13.11. The reporting requirements for non-resident shareholders under Reserve Bank of India, Foreign Exchange Management Act, 1999, as amended and any other rules, regulations, guidelines, for remittance of funds, shall be made by the Eligible Shareholders and/ or the Stockbroker through which the Eligible Shareholder places the bid. 13.12. Procedure to be followed by Eligible Shareholders holding Equity Shares in the dematerialized form: Eligible Shareholders who desire to tender their Equity Shares in dematerialized form under the Buyback would have to do so through their respective Stockbroker by indicating the details of Equity Shares they intend to tender under the Buyback. ii. The Stockbroker would be required to place an order/ bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the Acquisition Window of the Stock Exchanges. For further details, Eligible Shareholders may refer to the circulars issued by the Stock Exchanges and Indian Clearing Corporation Limited and the National Securities Clearing Corporation (collectively referred to as the “Clearing Corporations”). iii. The details and the settlement number under which the lien will be marked on the Equity Shares tendered for the Buyback will be provided in a separate circular to be issued by the Stock Exchanges and/or the Clearing Corporation. iv. The lien shall be marked by the Stockbroker in the demat account of the Eligible Shareholder for the shares tendered in tender offer. Details of shares marked as lien in the demat account of the Eligible Shareholder shall be provided by the Indian Depositories to Clearing Corporation. In case, the shareholders demat account is held with one depository and clearing member pool and Clearing Corporation Account is held with other Indian Depositories, shares shall be blocked in the shareholders demat account at source depository during the tendering period. Inter Indian Depositories tender offer (the “IDT”) instructions shall be initiated by the shareholders at source depository to clearing member/ Clearing Corporation account at target depository. Source depository shall block the shareholder’s securities (i.e., transfers from free balance to blocked balance) and send IDT messages to target depository for confirming creation of lien. Details of shares blocked in the shareholders demat account shall be provided by the target depository to the Clearing Corporation. v. For custodian participant orders for demat Equity Shares, early pay-in is mandatory prior to confirmation of order/bid by custodian. The custodian participant shall either confirm or reject the orders not later than the closing of trading hours on the last day of the tendering period. Thereafter, all unconfirmed orders shall be deemed to be rejected. For all confirmed custodian participant orders, order modification shall revoke the custodian confirmation and the revised order shall be sent to the custodian again for confirmation. vi. Upon placing the bid, the Stockbroker shall provide a Transaction Registration Slip (the “TRS”) generated by the exchange bidding system to the Eligible Shareholder. The TRS will contain the details of the order submitted like bid ID number, application number, DP ID, client ID, number of Equity Shares tendered, etc. In case of non-receipt of the completed tender form and other documents, but lien marked on Equity Shares and a valid bid in the exchange bidding system, the bid by such Eligible Shareholder shall be deemed to have been accepted. vii. It is clarified that in case of dematerialized Equity Shares, submission of the tender form and TRS to the Registrar is not required. After the receipt of the demat Equity Shares by the Clearing Corporation and a valid bid in the exchange bidding system, the Buyback shall be deemed to have been accepted for Eligible Shareholders holding Equity Shares in demat form. viii. Eligible Shareholders will have to ensure that they keep the depository participant (the “DP”) account active and unblocked. Further, Eligible Shareholders will have to ensure that they keep the bank account attached with the DP account active and updated to receive credit remittance due to acceptance of Buyback of shares by the Company. In the event if any Equity Shares are tendered to Clearing Corporation, excess dematerialized Equity Shares or unaccepted dematerialized Equity Shares, if any, tendered by the Eligible Shareholders would be returned to them by Clearing Corporation. If the security transfer instruction is rejected in the depository system, due to any issue then such securities will be transferred to the shareholder broker’s depository pool account for onward transfer to the Eligible Shareholder. In case of custodian participant orders, excess dematerialized shares or unaccepted dematerialized shares, if any, will be refunded to the respective custodian depository pool account. ix. Eligible Shareholders who have tendered their demat shares in the Buyback shall also provide all relevant documents, which are necessary to ensure transferability of the demat shares in respect of the tender form to be sent. Such documents may include (but not limited to): (a) duly attested power of attorney, if any person other than the Eligible Shareholder has signed the tender form; (b) duly attested death certificate and succession certificate/legal heirship certificate, in case any Eligible Shareholder is deceased, or court approved scheme of merger/amalgamation for a company; and (c) in case of companies, the necessary certified corporate authorizations (including board and/or general meeting resolution). 13.13. Procedure to be followed by Eligible Shareholders holding Equity Shares in the physical form: The procedure is as below: Eligible Shareholders who are holding physical Equity Shares and intend to participate in the Buyback will be required to approach the Stockbroker along with the complete set of documents for verification procedures to be carried out including the (i) original share certificate(s), (ii) valid share transfer form(s) duly filled and signed by the transferors (i.e., by all registered shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company, (iii) self-attested copy of the shareholder’s PAN Card, and (iv) any other relevant documents such as power of attorney, corporate authorization (including board resolution/specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original shareholder has deceased, etc., as applicable. In addition, if the address of an Eligible Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Eligible Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport. ii. Based on these documents, the Stockbroker shall place the bid on behalf of the Eligible Shareholder holding Equity Shares in physical form who wishes to tender Equity Shares in the Buyback using the Acquisition Window of the Stock Exchanges. Upon placing the bid, the Stockbroker shall provide a TRS generated by the Stock Exchanges’ bidding system to the Eligible Shareholder. The TRS will contain the details of the order submitted like folio number, certificate number, distinctive number, number of Equity Shares tendered, etc. iii. The Stockbroker has to deliver the original share certificate(s) and documents (as mentioned above) along with the TRS either by registered post or courier or hand delivery to the Registrar (at the address mentioned at paragraph 15 below or the collection centers of the Registrar details of which will be included in the Letter of Offer) within two days of bidding by the Stockbroker. The envelope should be superscribed as “Wipro Buyback Offer 2026”. One copy of the TRS will be retained by the Registrar and it will provide acknowledgement of the same to the Stockbroker/Eligible Shareholder. iv. Eligible Shareholder holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents are submitted. Acceptance of the physical Equity Shares for Buyback shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. The Registrar will verify such bids based on the documents submitted on a daily basis and till such time the Stock Exchanges shall display such bids as ‘unconfirmed physical bids’. Once the Registrar confirms the bids, it will be treated as ‘confirmed bids’. v. In case any Eligible Shareholder has submitted Equity Shares in physical form for dematerialisation, such Eligible Shareholders should ensure that the process of getting the Equity Shares dematerialised is completed well in time so that they can participate in the Buyback before the closure of the tendering period of the Buyback. vi. An unregistered shareholder holding Equity Shares in physical form may also tender their Equity Shares in the Buyback by submitting the duly executed transfer deed for transfer of shares, purchased prior to the Record Date, in their name, along with the offer form, a copy of their PAN card and of the person from whom they have purchased shares and other relevant documents as required for transfer, if any. vii. Even if the Eligible Shareholder does not receive the Letter of Offer along with a tender form, the Eligible Shareholder may participate and tender shares in the Buyback. 13.14. METHOD OF SETTLEMENT Upon finalization of the basis of acceptance as per Buyback Regulations: The settlement of trades shall be carried out in the manner similar to settlement of trades in the secondary market. ii. The Company will pay the consideration to the Company’s Broker who will transfer the funds pertaining to the Buyback to the Clearing Corporation’s bank accounts as per the prescribed schedule. For Equity Shares accepted under the Buyback, the Clearing Corporation will make direct funds payout to respective Eligible Shareholders. If Eligible Shareholders’ bank account details are not available or if the funds transfer instruction is rejected by the Reserve Bank of India/Eligible Shareholder’s bank, due to any reason, then such funds will be transferred to the concerned Stockbroker’s settlement bank account for onward transfer to such Eligible Shareholders. iii. For the Eligible Shareholders holding Equity Shares in physical form, the funds pay-out would be given to their respective Stockbroker’s settlement accounts for releasing the same to the respective Eligible Shareholder’s account. iv. In case of certain client types, i.e., NRI, foreign clients, etc. (where there are specific RBI and other regulatory requirements pertaining to funds pay-out) who do not opt to settle through custodians, the funds pay-out would be given to their respective Stockbroker’s settlement accounts for releasing the same to the respective Eligible Shareholder’s account. For this purpose, the client type details would be collected from the Indian Depositories, whereas funds pertaining to the bids settled through custodians will be transferred to the settlement bank account of the custodian, each in accordance with the applicable mechanism prescribed by BSE and the Clearing Corporation from time to time. v. Details in respect of shareholder’s entitlement for tender offer process will be provided to the Clearing Corporations by the Company or Registrar to the Buyback. On receipt of the same, Clearing Corporations will cancel the excess or unaccepted blocked shares in the demat account of the shareholder. On settlement date, all blocked shares mentioned in the accepted bid will be transferred to the Clearing Corporations. vi. In the case of inter depository, Clearing Corporations will cancel the excess or unaccepted shares in target depository. Source depository will not be able to release the lien without a release of IDT message from target depository. Further, release of IDT message shall be sent by target depository either based on cancellation request received from Clearing Corporations or automatically generated after matching with bid accepted detail as received from the Company or the Registrar to the Buyback. Post receiving the IDT message from target source depository, source Depository will cancel/release excess or unaccepted blocked shares in the demat account of the shareholder. Post completion of tendering period and receiving the requisite details viz., demat account details and accepted bid quantity, source depository shall debit the securities as per the communication/message received from target depository to the extent of accepted bid shares from shareholder’s demat account and credit it to Clearing Corporation settlement account in target depository on settlement date. vii. Any excess physical Equity Shares pursuant to proportionate acceptance/rejection will be returned back to the Eligible Shareholders directly by the Registrar. The Company is authorized to split the share certificate and issue a new consolidated share certificate for the unaccepted Equity Shares, in case the Equity Shares accepted by the Company are less than the Equity Shares tendered in the Buyback by Equity Shareholders holding Equity Shares in the physical form. viii. The lien marked against unaccepted Equity Shares will be released, if any, or would be returned by registered post or by ordinary post or courier (in case of physical shares) at the Eligible Shareholders’ sole risk. Eligible Shareholders should ensure that their depository account is maintained till all formalities pertaining to the Buyback are completed. ix. The Company’s Broker would also issue a contract note to the Company for the Equity Shares accepted under the Buyback. x. The Equity Shares bought back in demat form would be transferred directly to the demat account of the Company opened for the Buyback (the “Company Demat Account”) provided it is indicated by the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of the Stock Exchanges. xi. Eligible Shareholders who intend to participate in the Buyback should consult their respective Stockbroker for any cost, applicable taxes, charges and expenses (including brokerage), stamp duty etc., that may be levied including by the Stockbroker upon the Eligible Shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the Eligible Shareholders in respect of accepted Equity Shares could be net of such costs, applicable taxes, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage and/or stamp duty) incurred solely by the Eligible Shareholders. The Stockbrokers(s) would issue contract note and pay the consideration for the Equity Shares accepted under the Buyback. 13.15. The Equity Shares lying to the credit of the Company Demat Account and the Equity Shares bought back and accepted in physical form will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations. 14. COMPLIANCE OFFICER Investors may contact the Company Secretary and Compliance Officer of the Company for any clarifications or to address their grievances, if any, during office hours i.e., from 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address: Mr. M Sanaulla Khan Company Secretary and Compliance Officer Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035, India. Tel: +91 80 2844 0011 Email: sanaulla.khan@wipro.com Website: www.wipro.com 15. REGISTRAR TO THE BUYBACK/INVESTOR SERVICE CENTRE In case of any queries, Eligible Shareholders may also contact the Registrar to the Buyback or the Investor Relations team of the Company, during office hours i.e., from 10.00 a.m. to 5.00 p.m. on all working days except Saturday, Sunday and public holidays, at the following address: Regjstrar to the Buyback KFin Technologies Limited Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad Rangareddy, Telangana- 500 032, India. Tel No: +91 40 6716 2222 Contact person: Mr. M. Murali Krishna Fax No.: +91 40 67161563 Toll free No.: 18003094001 Email: wipro.buyback2026@kfintech.com Website: www.kfintech.com Investor Grievance Email: einward.ris@kfintech.com SEBI Registration Number: INR000000221 Corporate Identification Number: L72400MH2017PLC444072 Company Investor Relations Wipro Limited Doddakannelli, Sarjapur Road, Bengaluru—560 035, India. Tel: +91 80 2844 0011 Contact person: Mr. Abhishek Jain Email: abhishek.jain2@wipro.com Website: www.wipro.com 16. MANAGER TO THE BUYBACK JJM Financial JM Financial Limited 7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai, 400 025, India Tel: +91 22 6630 3030; +91 22 6630 3262; Fax: +91 22 6630 3330 Contact Person: Ms. Prachee Dhuri Email: wipro.buyback2026@jmfl.com Website: www.jmfl.com SEBI Registration Number: INM000010361 Corporate Identification Number: L67120MH1986PLC038784 17. DIRECTOR’S RESPONSIBILITY As per Regulation 24(i)(a) of the Buyback Regulations, the Board accepts responsibility for the information contained in this Public Announcement and confirms that such document contains true, factual and material information and does not contain any misleading information. For and on behalf of the Board of Wipro Limited Sd/- Sd/- Sd/- Sd/- Rishad A. Premji Srinivas Pallia Aparna C. Iyer M Sanaulla Khan Chairman Chief Executive Officer Chief Financial Officer Company Secretary (Director Identification and Managing Director Membership Number: Number (DIN): (DIN): 10574442 F4129 02983899 Date: May 22, 2026 Place: Bengaluru CONCEPT